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                             August 24, 2021

       Oliver Graham
       Chief Executive Officer and Director
       Ardagh Metal Packaging S.A.
       56, rue Charles Martel
       L-2134 Luxembourg, Luxembourg

                                                        Re: Ardagh Metal
Packaging S.A.
                                                            Draft Registration
Statement on Form F-4
                                                            Filed August 17,
2021
                                                            File No. 377-05383

       Dear Mr. Graham:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Andi
Carpenter at 202-551-3645 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Manufacturing